               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                    Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of

             the Securities Exchange Act of 1934


For the month of              July 31                , 1999
                 ------------------------------------    --------

                Titan Trading Analytics Inc.
-----------------------------------------------------------------
       (Translation of registrant's name into English)

    201 Selby Street, Nanaimo, British Columbia, V9R 2R2
-----------------------------------------------------------------
          (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F     X     Form 40-F
                           ----------           --------


[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.]

                        Yes       No    X
                           ------   -------

                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Titan Trading Analytics Inc.
                                 -------------------------------
                                           (Registrant)

Date   December 22, 1999         By  /s/ Michael B. Paauwe
    --------------------            ----------------------------
                                    Michael B. Paauwe, President

*Print the name and title of the signing officer under his signature.

                            TITAN
                    ----------------------
                    TRADING ANALYTICS INC.
---------------------------------------------------------------------


December 23, 1999

To:    Alberta Securities Commission
       British Columbia Securities Commission
       The Vancouver Stock Exchange

Dear Sirs:

     Re:     Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on December 23, 1999 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.

We are providing this material to you in compliance with regulations made under the Securities Act.



Sincerely yours,
TITAN TRADING ANALYTICS INC.


      /s/ JENNIFER GEE
PER:
	Ms. Jennifer Gee, Chief Financial Officer

Tel:  (250) 758-1138
Fax:  (250) 758-1189

British Columbia                           QUARTERLY REPORT
Securities Commission                      FORM 61
---------------------------------------------------------------------
---------------------------------------------------------------------
ISSUER DETAILS               | FOR QUARTER  | DATE OF REPORT
NAME OF ISSUER               | ENDED        | (Y/M/D)
Titan Trading Analytics Inc. | July 31,1999 |  99/12/23
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY      PROVINCE  | POSTAL  | ISSUER FAX NO. | ISSUER TELEPHONE NO.
Nanaimo   BC        | CODE    | 250-758-8322   | 250-758-8262
                    | V9T 4Y6 |                |
---------------------------------------------------------------------
CONTACT PERSON      | CONTACT'S POSITION      | CONTACT TELEPHONE NO.
Jennifer Gee        | Chief Financial Officer | 250-758-1138
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been
approved by the Board of Directors.  A copy of this Quarterly
Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  | PRINT FULL NAME    |  DATE SIGNED (Y/M/D)
/s/ MICHAEL B. PAAUWE | Michael B. Paauwe  |  99/12/23
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  | PRINT FULL NAME    |  DATE SIGNED (Y/M/D)
/s/ MICHAEL GOSSLAND  | Michael Gossland   |  99/12/23
---------------------------------------------------------------------

                   TITAN TRADING ANALYTICS INC.
                   ----------------------------
         (Incorporated under the laws of British Columbia)

               CONSOLIDATED INTERIM BALANCE SHEET
     JULY 31, 1999 WITH COMPARATIVE FIGURES AT JULY 31, 1998


                             ASSETS
                             ------

Current Assets                                     1999          1998

   Cash and short-term investments          $   882,226   $ 1,504,057
   Accounts receivable                            4,382         7,910
   Prepaid expenses                                 746         1,492
                                            -----------   -----------
                                                887,354     1,513,459

Software and systems development (net)          305,212       294,267

Capital assets (net)                             55,232        38,530
                                            -----------   -----------
                                            $ 1,247,798   $ 1,846,256
                                            ===========   ===========


                           LIABILITIES
                           -----------

Current Liabilities
   Accounts payable and accrued liabilities $     7,590   $    57,966
                                            -----------   -----------

                      SHAREHOLDERS' EQUITY
                      --------------------

Share capital                               $ 2,802,962   $ 2,802,962

Deficit                                      (1,562,754)   (1,014,672)
                                            -----------   -----------
                                            $ 1,247,798   $ 1,846,256
                                            ===========   ===========


Approved by the Directors

/s/ MICHAEL PAAUWE    Director
----------------------

/s/ MICHAEL GOSSLAND  Director
----------------------


   See accompanying notes to the consolidated financial statements

                 PREPARED BY MANAGEMENT WITHOUT AUDIT

                   TITAN TRADING ANALYTICS INC.
                   ----------------------------

    CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
    --------------------------------------------------------

     FOR THE PERIOD FROM NOVEMBER 1, 1998 TO JULY 31, 1999
     -----------------------------------------------------

          WITH COMPARATIVE FIGURES FOR THE PERIOD FROM
          --------------------------------------------

               NOVEMBER 1, 1997 TO JULY 31, 1998
               ---------------------------------


Revenue
                                                   1999          1998

Software Sales                              $    38,921   $    41,106
                                            -----------   -----------
                                            $    38,921   $    41,106
                                            -----------   -----------

Expenses

   Advertising, marketing and promotion          73,135        70,198
   Amortization                                  67,275        56,737
   Bank charges                                   1,400         1,853
   Corporate tax                                    500         6,157
   System testing                                18,772         1,440
   Directors fees                                 5,000         5,000
   Foreign Exchange Loss                          7,566             0
   Investor relations                            19,338        48,344
   Management fees                               50,144        48,960
   Office                                         7,881         8,023
   Professional fees                             68,042        20,665
   R & D expenses                                47,304         3,516
   Rent                                           3,375         3,588
   Salaries and benefits                         84,439        48,033
   Telephone                                      4,091         2,855
   Travel                                         7,180        19,046
                                            -----------   -----------
                                                465,442       344,415
                                            -----------   -----------

   Interest and Other Income                     24,165        56,633

   Net loss for the period                  $  (402,356)  $  (246,676)

   Deficit beginning of period               (1,160,398)     (767,996)
                                            -----------   -----------
   Deficit end of period                    $(1,562,754)  $(1,014,672)
                                            ===========   ===========


     See accompanying notes to the consolidated financial statements

                   PREPARED BY MANAGEMENT WITHOUT AUDIT

                   TITAN TRADING ANALYTICS INC.
                   ----------------------------

            CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
            -------------------------------------------

       FOR THE PERIOD FROM NOVEMBER 1, 1998 TO JULY 31, 1999
       -----------------------------------------------------

              WITH COMPARATIVE FIGURES FOR THE PERIOD
              ---------------------------------------

               FROM NOVEMBER 1, 1997 TO JULY 31, 1998
               --------------------------------------


                                                   1999          1998

Cash from operating activities
   Net loss for the period                  $  (402,356)  $  (246,676)
   Item not involving cash
     Amortization                                67,275        56,737
                                            -----------   -----------
                                               (355,081)     (189,939)

Net change in non-cash working
   capital balances                             (21,338)       53,759
                                            -----------   -----------

                                               (356,419)     (136,180)

Cash used in investing activities
   Acquisition of capital assets                (20,797)       (3,455)
   Software & Systems development              (104,374)     (155,088)
                                            -----------   -----------
                                               (125,171)     (158,543)

Cash from financing activities
   Share subscriptions received and
     issuance of Common Shares                        0       131,250
                                            -----------   -----------

Increase in cash during the period             (481,590)     (163,473)

Cash and short-term investments,
   beginning of the period                    1,363,816     1,667,530
                                            -----------   -----------

Cash and short-term investments,
   end of period                            $   882,226   $ 1,504,057
                                            ===========   ===========


   See accompanying notes to the consolidated financial statements
                PREPARED BY MANAGEMENT WITHOUT AUDIT

Note to the Interim financial statements dated July 31, 1999:
-------------------------------------------------------------

Note 1.	Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the nine month period ended July 31, 1999 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2.	United States accounting principles:

This note summarizes the material variations in the accounting principles, practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

	a)	Balance sheet

	There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

	b)	Short-term investments

	Under United States generally accepted accounting principles, short-term investments are recorded at market value. At July 31, 1999 there were no differences between the cost and the market value of the short-term investments.

	c)	Escrow shares

	Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

	d)	Cost of sales

	Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim six month period is comprised of:

                                           July 1999        July 1998
Amortization of software and
systems development                        $  67,275        $  56,737
Delivery                                        1415             1265
                                           ---------        ---------
Cost of sales                              $  68,690        $  58,002
                                           ---------        ---------

	e)	Foreign currency translation

	The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

	f)	Loss per share

	Under United States generally accepted accounting principles ( US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the nine month period ended July 31, 1999 the weighted average number of shares outstanding was 8,857,001
(July 31, 1998 - 8,840,751).  3,000,000 of that total are
escrow shares. Therefore, under US GAAP, the loss per share for the nine month period ended July 31, 1999 is 6.9 cents per share ( for the comparative six months ended July 31, 1998 the loss was 4.2 cents per share).

g)	Development stage enterprise

	Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

	The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 1999 are:


Revenue
   Software sales                                       $    160,390
	Trading income                                        70,607
                                                        ------------

                                                             230,997
                                                        ------------

Expenses
   Advertising, marketing and promotion                      361,002
   Amortization                                              344,227
   Bank charges                                                7,839
   Capital taxes                                              11,507
   Consulting                                                 30,000
   Directors' fees                                             5,000
   Investor relations                                         51,226
   Management fees                                           240,388
   Office                                                     61,665
   Professional fees                                         126,220
   Rent                                                       31,047
   Research and development                                  266,524
   Salaries and benefits                                     248,672
   System testing                                             70,001
   Telephone                                                  22,387
   Travel                                                     80,029
                                                        ------------
                                                           1,962,734
                                                        ------------
                                                          (1,731,737)

Interest and other income                                    168,983
                                                        ------------

Net loss for the period and deficit accumulated
   during the development stage                         $ (1,562,754)
                                                        ============

	h)	Development stage enterprise - continued

	The Company's cash flows from incorporation on November 30, 1993 to July 31, 1999 are:

Cash flows from (used in) operating activities
   Net loss for the period                              $ (1,562,754)
   Adjustments for:
     Amortization                                            344,227
     Foreign exchange gain                                   (61,114)
                                                        ------------
                                                          (1,279,641)
   Net change in non-cash working capital balances
     Increase in accounts receivable                          (4,382)
     Increase in prepaid expenses                               (747)
     Increase in accounts payable and
       accrued liabilities                                      7590
                                                        ------------

Cash used in operating activities                         (1,277,180)
                                                        ------------

Cash flows used in investing activities
   Software and system development                          (579,161)
   Acquisitions of capital assets                           (125,509)
                                                        ------------

Cash used in investing activities                           (704,670)
                                                        ------------

Cash flows from (used in) financing activities
   Share subscriptions received and issuance of
     common shares                                         2,944,051
	Share issue costs                                   (141,089)
                                                        ------------

Cash from financing activities                             2,802,962
                                                        ------------

Foreign exchange gain on cash held in foreign currency        61,114
                                                        ------------

Net increase in cash during the period                  $    882,226
                                                        ============

                  TITAN TRADING ANALYTICS INC.
                          SCHEDULE B
                   SUPPLEMENTARY INFORMATION
                   PERIOD ENDED JULY 31, 1999

                  TITAN TRADING ANALYTICS INC.
       Form 61 - Schedule B - Supplementary Information
          For the Third Quarter ended JULY 31, 1999

1.  For the current year to date:

Expenditures to parties not dealing at arm's length:

Management Fees of $137,750 as follows:

Management contracts:  1.  Michael B. Paauwe & Associates -  $68,500
                       2.  Michael Gossland & Associates  -  $69,250

These amounts, which include management bonuses, are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected under capital expenditures and subject to amortization.

Outside Directors' Fees:	1.  Paul Shatzko     NONE
                              2.  Robert Shatzko   NONE

2.  Securities issued for the quarter under review:  NONE

3.  As at end of quarter:

a)    Authorized share capital                100,000,000 common shares
      Issued share capital                      8,857,001 common shares

      Reserved for future issuance              1,355,000 common shares
      Fully diluted                            10,212,001 common shares

b)    Summary of options and warrants

      1)  Options granted February 1, 1997


Name              No of Shares  Per Shares  Expiry Date

Michael B. Paauwe   195,000      $.90        July 2001
Michael Gossland    195,000      $.90        July 2001
Paul Shatzko        240,000      $.90        July 2001
Robert Shatzko      100,000      $.90        July 2001
John Austin          75,000      $.90        July 2001
Jennifer Gee         25,000      $.90        July 2001
Greg Kennedy         55,700      $.85     January 2004
                   --------
                    885,700

Options Granted January 29, 1999
Greg Kennedy         90,000      $.85     January 2004

Options Granted July 31, 1999:

Michael B. Paauwe   150,000     $1.00   April 30, 2004
Michael Gossland    150,000     $1.00   April 30, 2004
Paul Shatzko         50,000     $1.00   April 30, 2004
Robert Shatzko       30,000     $1.00   April 30, 2004
John Austin          35,000     $1.00   April 30, 2004
Greg Kennedy         10,000     $1.00   April 30, 2004
Jennifer Gee         10,000     $1.00   April 30, 2004
                    -------
                    435,000

c)  Escrow shares - TTN Escrow Capital Corp.  3,000,000 common shares

d)  Directors:      Michael Paauwe
                    Michael Gossland
                    Paul Shatzko
                    Robert Shatzko

                  TITAN TRADING ANALYTICS INC.
                          SCHEDULE C
                     MANAGEMENT DISCUSSION
                   PERIOD ENDED JULY 31, 1999

                  TITAN TRADING ANALYTICS INC
     MANAGEMENT DISCUSSION - QUARTER ENDING JULY 31, 1999
---------------------------------------------------------------------

The nine month period ended July 31, 1999 was a difficult period for the company, both financially and from a regulatory standpoint. The loss for the nine months ended July 31, 1999 was $402,356, an increase of $155,680 over the loss of $246,676 reported for the nine month period ended July 1998.

The combination of increased salaries and benefits from new staffing, trading losses this quarter which offset previous year to date gains, foreign exchange losses on US dollar denominated accounts from a rising Canadian dollar, increased management and professional fees, increased internet website research and development expenses, all contributed to an increased loss for this period over the same period last year.

On April 1, 1999 we publicly announced withdrawal from a previously announced joint venture with a Vancouver based brokerage firm, due to unexpected regulatory restrictions imposed by the Vancouver Stock Exchange. That eight month development project resulted in training, testing, legal, software development, management and salary expenses of approximately
$60,000, without any direct financial benefit.

In addition to this loss, very slow progress has been made and substantially increased expenditures to date have been incurred in advancing a Form 20-F registration statement filing with the United States Securities and Exchange Commission (SEC). The difficulties of this SEC application to date appear to have been due mainly to the legal and regulatory complexities and implications associated with the nature of Titan's business and its disclosed plans. The primary issue to be resolved with the filing relates to whether or not Titan's past and present activities or planned future services constitute activities as a broker dealer, investment company or investment advisor under US law. The company's professional advisors believe the issues will be resolved to the satisfaction of the SEC in due course, clearing the way for an NASD OTC Bulletin Board listing in the US.

The initial Form 20-F registration statement was filed in January 1999, was withdrawn in March and refiled on June 27, 1999. As the result of expanded disclosure changes and time delays from uncleared deficiencies, the Form 20-F registration statement was re-filed again on August 27th 1999. As at the date of this Management Discussion, the Titan 20-F registration statement filing has still not yet been accepted for registration by the SEC and remains under review.

The combination of these two events is estimated to have cost the company approximately $110,000 in total expenditures during the period ended July 31, 1999. This also resulted in a diversion of key management and staff resources away from the main development and marketing activities of the Company and resulted in a negative impact on and delayed implementation of the planned Internet website subscription service, which is still in development.

Revenue from VirtualTrader software sales was $38,921 compared to $14,106 during the period ended July 1998. While the product was made Year 2000 compliant by the Company during the period reported, we have not yet completed VirtualTrader software compatibility with the new Omega TradeStation (TS) version 5.0. Also there cannot be any assurance that we will accomplish TS 5.0 software compatibility due to the numerous changes made to TS 5.0 software by Omega since releasing TS version 4.0. This is expected to negatively impact VT sales in the future.

Net year to date Trading Income of $22,360 reflects $67,086 in trading losses in the last quarter resulting mainly from two back to back currency trading losses in the Japanese Yen. The net trading income to date of $22,360 was offset by $29,926 in foreign exchange losses on US Dollar denominated trading accounts from the rising Canadian dollar during the period, resulting in a reported net foreign exchange loss of $7,566 in the income statement.

Interest and other income dropped to $24,165 from $56,633 as cash balances decreased during the period. Testing expenses associated with the abandoned joint venture daytrading project amounted to $18,772 compared to $1,440 in the same period ended July 1998. Investor relations (IR) expenses dropped to $19,338 compared to $48,344 in the same period. IR activities in the US were curtailed during the period pending finalization and clearance of Titan's US 20-F registration statement with the SEC.

Professional fees rose to $68,042 compared to $20,665 in the corresponding period ended July 1998 due to the regulatory related events described above. Research and development expenses associated with potential new internet e-commerce applications and website development activities during the period totalled $47,304, compared to $3,588 in the same period ended July 1998. Travel expenses dropped to $7,188 compared to $19,046 in the same period ended July 1998, as marketing and IR activities were temporarily curtailed.

During the nine month period ended July 31, 1999, $104,374 was invested in software and systems development and $20,797 was invested in the acquisition of capital assets - mainly by expenditures on updated computer hardware.

The cash loss for the nine month period ended July 31, 1999 was $355,081 compared to $189,939 in the corresponding 1998 period due to the combination of increased expenses during the period as noted above. As at July 31, 1999 the Company had cash balances of $882,226 and net working capital of $879,764.

Management is continuing its efforts to clear its Form 20-F registration statement with the SEC and now expects to clear the SEC registration process sometime near the end of the fiscal period ended October 31, 1999.

The planned new internet stock market timing and stock screening selection subscription service is now scheduled for launch in the December 1999 - January 2000 time frame. Live testing of the market timing component of the planned service on the company's website during the period has been well received based on feedback received to date. See the Daily Market Commentary at www.titantrading.com.

Year 2000 compliance was achieved during the period ended July
31, 1999 on Titan's Virtual Trader software product and on all in-house trading software and systems. Management expects minimal to no impact on internal operations from the Y2K problem.

For more information in connection with this Management
Discussion or the financial statements, please contact Michael
Paauwe, president at 250-758 8262.